UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. __)*

Crosstex Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

22765Y 10 4
(CUSIP Number)

December 31, 2006
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒   Rule 13d-1(c)

☐    Rule 13d-1(d)

________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    22765Y 10 4

1)    Name of Reporting Person  Sheldon B. Lubar
I.R.S. Identification No. of Above Person (Entities Only)

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐

(b)    ☐

3)    SEC Use Only  __________________________________________________________

4)    Citizenship or Place of Organization  USA

Number of Shares    5)    Sole Voting Power                 9,933
Beneficially Owned
By Each Reporting    6)    Shared Voting Power            2,560,704
Person With
             7)    Sole Dispositive Power         9,933

             8)    Shared Dispositive Power    2,560,704

9)    Aggregate Amount Beneficially Owned by Each Reporting
Person  2,570,637

10)    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
 (See Instructions)     ☐

11)    Percent of Class Represented by Amount in Row 9   5.6%

12)    Type of Reporting Person (See Instructions)   IN

CUSIP No.    22765Y 10 4

1)    Name of Reporting Person  David J. Lubar
I.R.S. Identification No. of Above Person (Entities Only)

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐

(b)    ☐

3)    SEC Use Only  __________________________________________________________

4)    Citizenship or Place of Organization  USA

Number of Shares    5)    Sole Voting Power                  0
Beneficially Owned
By Each Reporting    6)    Shared Voting Power            2,560,704
Person With
             7)    Sole Dispositive Power         0

             8)    Shared Dispositive Power    2,560,704

9)    Aggregate Amount Beneficially Owned by Each Reporting
Person  2,560,704

10)    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
 (See Instructions)     ☐

11)    Percent of Class Represented by Amount in Row 9   5.6%

12)    Type of Reporting Person (See Instructions)   IN

Item 1(a) Name of Issuer.

Crosstex Energy, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices.

2501 Cedar Springs
Dallas, TX 75201

Item 2(a) Name of Persons Filing.

Sheldon B. Lubar and David J. Lubar

Item 2(b) Address of Principal Business Office or, if None, Residence.

700 N. Water Street, Suite 1200
Milwaukee, WI 53202

Item 2(c) Citizenship.

USA

Item 2(d) Title of Class of Securities.

Common Stock, par value $0.01

Item 2(e) CUSIP Number.

22765Y 10 4

Item 3. Filing Status if Filed Pursuant to Rule 13d-1(b) or 13d-2(b).

Not applicable.

Item 4. Ownership.

Sheldon B. Lubar:

(a)    Amount Beneficially Owned:  2,570,637

(b)    Percent of Class:  5.6% (1)

(c)    Number of Shares as to Which Such Person Has:

    (i)    Sole Power to Vote or to Direct the Vote:   9,933 (2)

    (ii)   Shared Power to Vote or to Direct the Vote:   2,560,704 (3)

    (iii)          Sole Power to Dispose or Direct the Disposition of:   9,933 (2)

    (iv)          Shared Power to Dispose or Direct the Disposition of:   2,560,704 (3)

David J. Lubar:

(a)    Amount Beneficially Owned: 2,560,704

(b)    Percent of Class: 5.6% (1)

(c)    Number of Shares as to Which Such Person Has:

    (i)    Sole Power to Vote or to Direct the Vote:    0

    (ii)   Shared Power to Vote or to Direct the Vote:    2,560,704 (3)

    (iii)          Sole Power to Dispose or Direct the Disposition of:    0

    (iv)         Shared Power to Dispose or Direct the Disposition of:    2,560,704 (3)

Notes:

(1)
Based on 45,941,187 shares of Common Stock outstanding as of November 1, 2006, as disclosed by Crosstex Energy, Inc. in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006, after giving effect to the three-for-one stock split effected in December 2006.

(2)    Consists of 9,933 shares held directly by Sheldon B. Lubar.

(3)
Consists of 2,092,494 shares of common stock, par value $0.01 per share (the "Common Stock"), of Crosstex Energy, Inc. held by Lubar Nominees, a Wisconsin general partnership, and 468,210 shares of Common Stock held by Lubar Equity Fund, LLC, a Wisconsin limited liability company. Sheldon B. Lubar, David J. Lubar and Sheldon B. Lubar's spouse are the general partners of Lubar Nominees, and as a result may be deemed to beneficially own the shares of Common Stock held by Lubar Nominees. Sheldon B. Lubar and David J. Lubar are the directors and officers of Lubar & Co., Incorporated, the manager of Lubar Equity Fund, LLC, and as a result may be deemed to beneficially own the shares of Common Stock held by Lubar Equity Fund, LLC. Sheldon B. Lubar and David J. Lubar disclaim beneficial ownership of all shares of Common Stock held by Lubar Nominees and Lubar Equity Fund, LLC.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Sheldon B. Lubar
Sheldon B. Lubar
Date:  February 14, 2007

/s/ David J. Lubar
David J. Lubar
Date:  February 14, 2007